Underwriter From Whom the Fund Purchased	Total Shares Offered	Total Size of the Offering	Total Shares Purchased by Investment Management	Total Price Paid by the Fund Plus Total Price paid For Same Securities Purchased By the Same Sub-adviser	% of Offering
Goldman, Sachs & Co.	23,500,000	$2,279,500,000	1,654,100	$160,447,700	7.04%
Goldman, Sachs & Co. / BofA Merrill Lynch / Barclays / Ciitgroup / J.P. Morgan / Morgan Stanley / RBC Capital Markets / RBS / TD Securities / BBVA / BNP Paribas / Credit Agricole CIB / EA Markets / HSBC / Macquarie Capital / Mizuho Securities / Santander / Scotiabank / SMBC Nikko / SunTrust Robinson Humphrey